UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-42488

Gamehaus Holdings Inc.

9 Temasek Boulevard #07-00, Suntec Tower Two,

Singapore 038989

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Unaudited Interim Financial Statements and Notes

Gamehaus Holdings Inc. (the “Company”) is furnishing its unaudited interim financial statements and notes for the nine months ended March 31, 2025 and 2024, which are attached as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

The Company is also furnishing its unaudited interim balance sheet and income statement for the six months ended December 31, 2024, during which period it operated as a shell company prior to the completion of the business combination with Gamehaus Inc. and Golden Star Acquisition Corporation. These interim reports are furnished as Exhibit 99.2 to this Form 6-K.

On May 19, 2025, the Company issued a press release announcing its unaudited financial results for the nine months ended March 31, 2025 and 2024, a copy of which is furnished as Exhibit 99.3 to this Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gamehaus Holdings Inc.

Date: May 19, 2025	By:	/s/ Yimin Cai
	Name:	Yimin Cai
	Title:	Chief Executive Officer and Director

EXHIBIT INDEX

Exhibit No.	Description
99.1	Unaudited Interim Condensed Consolidated Financial Statements and Notes of Gamehaus Holdings Inc. for the Nine Months Ended March 31, 2025 and 2024
99.2	Unaudited Interim Balance Sheet and Income Statement of Gamehaus Holdings Inc. for the Six Months Ended December 31, 2024
99.3	Press Release